UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1) *


                        Vitro Diagnostics, Inc. ("VODG")
                        --------------------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    928501303
                                 --------------
                                 (CUSIP Number)


          David J. Babiarz, Esq., Overton, Babiarz & Associates, P.C.,
                      7720 E. Belleview Avenue, Suite 200,
                Greenwood Village, Colorado 80111, (303) 779-5900
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                October 07, 2002
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box _____.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  928501303
           ---------

1    Name of Reporting Person

     Lloyd G. Hansen

2    Check the Appropriate Box if a Member of a Group a [ ] b [ ]



3    SEC USE ONLY


4    Source of Funds

          N/A

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]



6    Citizenship or Place of Organization

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    Sole Voting Power:         1,040,000

8    Shared Voting Power:       --00--

9    Sole Dispositive Power:    1,040,000

10   Shared Dispositive Power:  --00--

11   Aggregate Amount Beneficially Owned by Each Reporting Person:   1,040,000

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

13   Percent of Class Represented by Amount in Row (11):  11.28%

14   Type of Reporting Person

          IN

Item 1: SECURITY AND ISSUER

     This Schedule relates to the disposition of beneficial ownership of Common Stock, $.001 par value per share, of Vitro Diagnostics, Inc. (hereinafter the "Company"), whose principal place of business is located at 12635 E. Montview Blvd., Aurora, Colorado 80010.


Item 2: IDENTITY AND BACKGROUND

     a. This Amendment to Schedule 13D is being filed by Lloyd G. Hansen, who is sometimes referred to in this Amendment as the Reporting Person.

     b.   Address: 2646 SW Mapp Road, Suite 304, Palm City, Florida 34990

     c.   Occupation: Mr. Hansen is a private investor.

     d. During the past five years, the Reporting Person has not been convicted in any criminal proceeding.

     e. During the past five years, the Reporting Person has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, Federal or state securities laws.

     f.   Citizenship: United States of America


Item 3: SOURCE OF FUNDS OR OTHER CONSIDERATION

          N/A

Item 4: PURPOSE OF TRANSACTION

     The transaction which is the subject of this Amendment was an exchange of common stock of the Company for stock of a privately held entity. The transaction was designed to diversify the investment portfolio of The Barnabas Trust, of which Mr. Hansen is a trustee.

     a. Mr. Hansen will continuously evaluate his holdings in the Company and make additional acquisitions or dispositions, in his discretion. Other than that, the Reporting Person has no plans for the acquisition or disposition by any person of additional securities of the Company.

     b-j. The Reporting Person has no plans of the type described in these sections of Item 4 of the Schedule.

Item 5:  INTEREST IN SECURITIES OF THE ISSUER

     a. As of the date of the filing of this Amendment No. 1, the Reporting Person is deemed to beneficially own 1,040,000 shares of common stock of the Company, or 11.28% of the common stock outstanding as of the date of this Amendment.

     b. Mr. Hansen has the sole power to vote and dispose of the common stock owned by him.

     c. Effective October 7, 2002, the Reporting Person indirectly disposed of 200,000 shares of the Company. These shares were formally owned by the Barnabas Trust, of which the Reporting Person is a trustee. The shares of the Company were exchanged by the Trust in a private transaction for 2,400 shares of a private company called Sound Technologies, Inc. The shares of the private company have no ascertainable value at this time.

     d.   Not applicable.

     e.   Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None.


Item 7: MATERIAL TO BE FILED AS EXHIBITS

          There is no material required to be filed as exhibits to this Schedule.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement to Schedule 13D/A is true, correct and complete.


/s/ Lloyd G. Hansen                                Date: October 7, 2002
----------------------                                   ---------------
Lloyd G. Hansen

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